Exhibit 99.5

Press Release

USA: Total to Make Significant Equity Investment in Clean Energy Fuels Corp. and Drive Deployment of Natural Gas Heavy-Duty Trucks

Paris (France) and Newport Beach (Calif.), May 10, 2018 - Total SA (CAC: TOTF. PA) and Clean Energy Fuels Corp. (Nasdaq: CLNE) today announced that the two companies have entered into a broad strategic agreement to drive deployment of new natural gas heavy-duty trucks. Total has agreed to purchase up to 50.8 million shares of Clean Energy’s common stock for $83.4 million, to become Clean Energy’s largest stockholder with ownership of 25% of Clean Energy’s outstanding shares of common stock. This transaction is subject to, among other things, Clean Energy obtaining the approval of its stockholders’ meeting, which was originally scheduled for May 30, 2018 and which Clean Energy is announcing will be postponed to June 8, 2018.

Clean Energy, with support from Total, also plans to launch an innovative leasing program that is intended to place thousands of new natural gas heavy-duty trucks on the road and fueling at Clean Energy stations. As presently contemplate, this program will allow fleets to begin driving heavy-duty trucks with the cleanest engine in the world at no increased cost compared to the diesel alternative, while also guaranteeing a discounted natural gas fuel price to diesel. Total intends to provide up to $100 million of credit support for the program, which the companies expect to launch in Q3 2018.

“Customers and regulators around the world are demanding cleaner transportation alternatives, particularly in the heavy-duty market,” said Patrick Pouyanné, Chairman and CEO of Total. “Natural gas can become the fuel of choice. Total believes there is a strong development opportunity in the natural gas for transportation market in particular in the United States which benefits from unique giant low-cost gas resources. Total is looking forward to partnering with Clean Energy to accelerate the remarkable innovation capacities of this company.”

Promoting the use of natural gas and increasing its share in Total’s overall output are part of Total’s integrated strategy to expand its low carbon businesses. Total has vast experience with natural gas, with operations on five continents, making Total one of the world’s largest leaders all along the natural gas value chain, including with liquified natural gas (LNG) positions in the U.S.

“There couldn’t be a better endorsement for the future of natural gas heavy-duty trucking in North America than for Total, one of the largest energy companies in the world, to step up with this investment,” said Andrew J. Littlefair, CEO and president of Clean Energy. “Being a European-based company, Total is all too aware of the opportunity to transition to cleaner alternative fuels. Launching the financing program should expedite the adoption of natural gas as the most environmentally friendly fuel for the trucking industry.”

Clean Energy will host a conference call at 10:00 am EDT (7:00 am PDT) with its CEO, Andrew Littlefair, to discuss this new partnership with Total. Investors interested in participating in the live call can dial 1-800-289-0438 from the U.S. and international callers can dial 1-323-794-2423. A telephone replay will be available approximately two hours after the call concludes through June 10, 2018, by dialing 1-844-512-2921 from the U.S. and 1-412-317-6671 internationally. The replay PIN number is 6756866. There also will be a simultaneous live webcast available on the Investor Relations section of Clean Energy’s website at www.CleanEnergyFuels.com, which will be available for replay for 30 days.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

About Clean Energy

Clean Energy Fuels Corp. is the leading provider of natural gas fuel and renewable natural gas (RNG) fuel for transportation in North America with a network of over 550 stations across North America that we own or operate. We build and operate compressed natural gas (CNG) and liquefied natural gas stations (LNG) and deliver more CNG, LNG and RNG vehicle fuel than any other company in the U.S. Clean Energy sells Redeem RNG fuel and believes it is the cleanest transportation fuel commercially available, reducing greenhouse gas emissions by up to 70%. Clean Energy owns natural gas liquification facilities in California and Texas which produces LNG for the transportation and other markets. For more information, visit www.CleanEnergyFuels.com.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Clean Energy contacts

Media Relations: Gary Foster, 1-949-437-1113; gary.foster@cleanenergyfuels.com

Investor Relations: 1-949-437-1407; Investors@cleanenergyfuels.com

Cautionary note from Total

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Forward-Looking Statements from Clean Energy Fuels Corp.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about, among other things: Clean Energy’s ability to obtain stockholder approval for and effect the proposed investment by Total, which is subject to the satisfaction or waiver of certain conditions and may not occur at the level or otherwise as expected or at all, and the potential impact of this investment on Clean Energy’s business, liquidity or performance; the truck leasing program and related credit support arrangement proposed to be launched by Clean Energy and Total, including the parties’ ability to negotiate and enter into definitive agreements for such program and arrangement (which are currently the subject of a non-binding letter of intent) and, if launched, the potential impact of this program and arrangement on the volume and rate of adoption by fleets and other consumers of natural gas as a vehicle fuel and on Clean Energy’s business and performance; and the benefits of natural gas (including RNG) as an alternative vehicle fuel, including economic and environmental benefits.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual achievements, performance or other events to be materially different from any future achievements, performance or other events expressed or implied by the forward-looking statements. Factors that might cause or contribute to such differences include, among others: Clean Energy’s and Total’s ability to satisfy all of the conditions required to complete Total’s proposed investment in Clean Energy, some of which may not be within the control of the parties; Clean Energy’s and Total’s ability to agree on the terms of and launch the proposed truck leasing program, and acceptance by truck operators of the same; future supply, demand, use and prices of crude oil, gasoline, diesel, natural gas, other vehicle fuels, and heavy-duty trucks and other vehicles and engines powered by these fuels, including overall levels of and volatility in these factors; the willingness of fleets and other consumers to adopt natural gas (including RNG) as a vehicle fuel, and the rate of any such adoption; Clean Energy’s ability to capture a substantial share of the market for alternative vehicle fuels and vehicle fuels generally and otherwise compete successfully in these markets; Clean Energy’s ability to accurately predict natural gas vehicle fuel demand in the geographic and customer markets in which it operates and effectively calibrate its strategies, timing and levels of investments to be consistent with this demand; Clean Energy’s ability to recognize the anticipated benefits of its natural gas fueling station network; Clean Energy’s ability to manage and grow its RNG business; changes to federal, state or local greenhouse gas emissions regulations or other environmental regulations applicable to natural gas production, transportation or use; and general political, regulatory, economic, market and other conditions.

As a result of these and other potential risks and uncertainties, the forward-looking statements made in this press release should not be relied on or viewed as predictions of future events. All forward-looking statements in this press release are made only as of the date of this press release and, except as required by law, Clean Energy undertakes no obligation to update publicly any forward-looking statements for any reason, including to conform these statements to actual results or to changes in expectations. Additionally, the reports and other documents Clean Energy files with the Securities and Exchange Commission (SEC), available at www.sec.gov, contain additional information about these and other risk factors that may cause actual results to differ materially from the forward-looking statements contained in this press release.

Additional Information

On May 10, 2018, Clean Energy filed a preliminary proxy statement supplement to amend and supplement its definitive proxy statement dated April 20, 2018, each related to Clean Energy’s 2018 annual stockholders’ meeting. The preliminary proxy statement supplement contains a unanimous recommendation by Clean Energy’s board of directors to approve, among other proposals, the issuance of shares of Clean Energy’s common stock to Total for the proposed investment described above. Clean Energy will file with the SEC a definitive version of the proxy statement supplement in accordance with applicable SEC rules, and will also distribute to stockholders the definitive version of the proxy statement supplement as soon as practicable after it becomes available. As a result, the information contained in the preliminary proxy statement supplement is not complete and may be changed in the definitive version. Before making any voting decision, Clean Energy’s stockholders and other interested persons are advised to read all relevant documents Clean Energy files with or furnishes to the SEC, including the preliminary proxy statement supplement, the definitive proxy statement supplement (when available), and the definitive proxy statement dated April 18, 2018 as originally filed, because these documents will contain important information. Stockholders can obtain copies of the definitive proxy statement dated April 18, 2018 and the preliminary proxy statement supplement, and when available, will be able to obtain copies of the definitive proxy statement supplement, without charge at the SEC’s website at www.sec.gov. or at Clean Energy’s website at www.cleanenergyfuels.com.